File No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT

COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 TO

PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4)

OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT

COMPANY ACT OF 1940

In the Matter of the Application of:

BLACKROCK CAPITAL INVESTMENT CORPORATION, BLACKROCK CREDIT STRATEGIES

FUND, BLACKROCK CAPITAL INVESTMENT ADVISORS, LLC, BLACKROCK ADVISORS, LLC

40 East 52nd Street

New York, NY 10022

BLACKROCK TCP CAPITAL CORP., SPECIAL VALUE CONTINUATION PARTNERS LLC, 36TH

STREET PARTNERS CAPITAL, LLC, TENNENBAUM OPPORTUNITIES PARTNERS V, LP,

TENNENBAUM OPPORTUNITIES FUND V, LLC, SVOF/MM, LLC, TENNENBAUM CAPITAL

PARTNERS, LLC, TENNENBAUM HEARTLAND CO-INVEST, LP, SEB DIP INVESTOR, LP, SPECIAL

VALUE EXPANSION FUND, LLC, SPECIAL VALUE OPPORTUNITIES FUND, LLC, TCP DIRECT

LENDING FUND VIII-S, LLC, TCP DIRECT LENDING FUND VIII-T, LLC, TCP DLF VIII 2018 CLO

LLC, TCP ENHANCED YIELD FUNDING I, LLC, TCP RAINIER, LLC, TCP DIRECT LENDING FUND

VIII, LLC, TCP DIRECT LENDING FUND VIII-L, LLC, TCP DIRECT LENDING FUND VIII-A, LLC,

TCPC SBIC, LP, TENNENBAUM ENERGY OPPORTUNITIES CO., LLC, TENNENBAUM ENERGY

OPPORTUNITIES FUND, LP, TENNENBAUM ENHANCED YIELD FUND I, LLC, TENNENBAUM

OPPORTUNITIES FUND VI, LLC, TCP WATERMAN FUND, LLC, TENNENBAUM SENIOR LOAN

FUND III, LP, TENNENBAUM SENIOR LOAN FUNDING III, LLC, TENNENBAUM SENIOR LOAN

FUND IV-A, LP, TENNENBAUM SENIOR LOAN FUND IV-B, LP, TENNENBAUM SPECIAL

SITUATIONS FUND IX, LLC, TENNENBAUM SPECIAL SITUATIONS FUND IX-A, LLC,

TENNENBAUM SPECIAL SITUATIONS FUND IX-S, L.P., TENNENBAUM SENIOR LOAN FUND II, LP,

TENNENBAUM SENIOR LOAN FUND V, LLC, TCPC FUNDING I, LLC, TENNENBAUM ENHANCED

YIELD OPERATING I, LLC, TCP WATERMAN CLO, LLC, TCP WHITNEY CLO, LLC, TCP

WHITNEY CLO, LTD, TENNENBAUM SENIOR LOAN OPERATING III, LLC, TENNENBAUM

SENIOR LOAN SPV IV-A, LLC, TCPC SBIC GP, LLC, TCP DIRECT LENDING FUND VIII-N, LLC,

2951 28th Street, Suite 1000

Santa Monica, California 90405

TENNENBAUM SPECIAL SITUATIONS IX-C, L.P., TENNENBAUM SPECIAL

SITUATIONS IX-O, L.P.

190 Elgin Avenue

George Town, Grand Cayman, KY1-9005, Cayman Islands

TCP DIRECT LENDING FUND VIII – L (IRELAND), TCP DIRECT LENDING FUND VIII – U

(IRELAND)

76 Lower Baggot Street

Dublin 2, Ireland

BLACKROCK DIRECT LENDING FUND IX-U (IRELAND), BLACKROCK DIRECT LENDING

FUND IX-L (IRELAND)

200 Capital Dock, 79 Sir John Rogerson’s Quay

Dublin 2, D02 RK57, Ireland

All Communications, Notices and Orders to:

Laurence D. Paredes General Counsel BlackRock Capital Investment Corporation 40 East 52nd Street New York, NY 10022 (212) 810-5800

Howard M. Levkowitz

Managing Director

Tennenbaum Capital Partners, LLC

2951 28th Street, Suite 1000

Santa Monica, California 90405

(310) 566-1000

Elizabeth Greenwood

Managing Director

Tennenbaum Capital Partners, LLC

2951 28th Street, Suite 1000

Santa Monica, California 90405

(310) 566-1000

Copies to:

Michael Hoffman

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

June 24, 2019

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF	:	APPLICATION FOR AN ORDER PURSUANT TO
BLACKROCK CAPITAL INVESTMENT	:	SECTIONS 17(d) AND 57(i) OF THE
CORPORATION, BLACKROCK CREDIT	:	INVESTMENT COMPANY ACT OF 1940 AND
STRATEGIES FUND, BLACKROCK CAPITAL	:	RULE 17d-1 UNDER THE INVESTMENT
INVESTMENT ADVISORS, LLC, BLACKROCK	:	COMPANY ACT OF 1940 TO PERMIT CERTAIN
ADVISORS, LLC	:	JOINT TRANSACTIONS OTHERWISE
40 EAST 52nd STREET	:	PROHIBITED BY SECTIONS 17(d) AND 57(a)(4)
NEW YORK, NEW YORK 10022	:	OF THE INVESTMENT COMPANY ACT OF 1940
	:	AND RULE 17d-1 UNDER THE INVESTMENT
BLACKROCK TCP CAPITAL CORP., SPECIAL	:	COMPANY ACT OF 1940
VALUE CONTINUATION PARTNERS LLC,	:
36TH STREET PARTNERS CAPITAL, LLC,	:
TENNENBAUM OPPORTUNITIES PARTNERS	:
V, LP, TENNENBAUM OPPORTUNITIES FUND	:
V, LLC, SVOF/MM, LLC, TENNENBAUM	:
CAPITAL PARTNERS, LLC, TENNENBAUM	:
HEARTLAND CO-INVEST, LP, SEB DIP	:
INVESTOR, LP, SPECIAL VALUE EXPANSION	:
FUND, LLC, SPECIAL VALUE	:
OPPORTUNITIES FUND, LLC, TCP DIRECT	:
LENDING FUND VIII-S, LLC, TCP DIRECT	:
LENDING FUND VIII-T, LLC, TCP DLF VIII	:
2018 CLO LLC, TCP ENHANCED YIELD	:
FUNDING I, LLC, TCP RAINIER, LLC, TCP	:
DIRECT LENDING FUND VIII, LLC, TCP	:
DIRECT LENDING FUND VIII-L, LLC, TCP	:
DIRECT LENDING FUND VIII-A, LLC, TCPC	:
SBIC, LP, TENNENBAUM ENERGY	:
OPPORTUNITIES CO., LLC, TENNENBAUM	:
ENERGY OPPORTUNITIES FUND, LP,	:
TENNENBAUM ENHANCED YIELD FUND I,	:
LLC, TENNENBAUM OPPORTUNITIES FUND	:
VI, LLC, TCP WATERMAN FUND, LLC,	:
TENNENBAUM SENIOR LOAN FUND III, LP,	:
TENNENBAUM SENIOR LOAN FUNDING III,	:
LLC, TENNENBAUM SENIOR LOAN FUND IV-	:
A, LP, TENNENBAUM SENIOR LOAN FUND	:
IV-B, LP, TENNENBAUM SPECIAL	:
SITUATIONS FUND IX, LLC, TENNENBAUM	:
SPECIAL SITUATIONS FUND IX-A, LLC,	:
TENNENBAUM SPECIAL SITUATIONS	:
FUND IX-S, L.P., TENNENBAUM SENIOR	:
LOAN FUND II, LP, TENNENBAUM SENIOR	:
LOAN FUND V, LLC, TCPC FUNDING I, LLC,	:
TENNENBAUM ENHANCED YIELD	:
OPERATING I, LLC, TCP WATERMAN CLO,	:
LLC, TCP WHITNEY CLO, LLC, TCP	:
WHITNEY CLO, LTD, TENNENBAUM SENIOR	:

LOAN OPERATING III, LLC, TENNENBAUM	:
SENIOR LOAN SPV IV-A, LLC, TCPC SBIC GP,	:
LLC, TCP DIRECT LENDING FUND VIII-N,	:
LLC	:
2951 28th STREET, SUITE 1000	:
SANTA MONICA, CALIFORNIA 90405	:
:
TENNENBAUM SPECIAL SITUATIONS IX-C,	:
L.P., TENNENBAUM SPECIAL SITUATIONS	:
IX-O, L.P.	:
190 ELGIN AVENUE, GEORGE TOWN,	:
GRAND CAYMAN, KY1-9005, CAYMAN	:
ISLANDS	:

TCP DIRECT LENDING FUND VIII – L	:
(IRELAND), TCP DIRECT LENDING FUND VIII	:
– U (IRELAND)	:
76 LOWER BAGGOT STREET, DUBLIN 2,	:
IRELAND	:

BLACKROCK DIRECT LENDING IX-L	:
(IRELAND), BLACKROCK DIRECT LENDING	:
FUND IX-U (IRELAND), BLACKROCK DIRECT	: :
LENDING FUND IX-L (IRELAND)	:
200 CAPITAL DOCK	:
79 SIR JOHN ROGERSON’S QUAY	:
DUBLIN 2, D02 RK57, IRELAND	:

File No. 812-

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”)1 and Rule 17d-1 thereunder, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder:

•	BlackRock Capital Investment Corporation (“BCIC”), a closed-end, management investment company that has elected to be regulated as a BDC (defined below) under the 1940 Act;

•	BlackRock Credit Strategies Fund (“BCSF”), a closed-end non-diversified management investment company registered under the 1940 Act;

•	BlackRock TCP Capital Corp. (“TCPC”), a closed-end non-diversified management investment company that has elected to be regulated as a BDC under the 1940 Act;

•	Special Value Continuation Partners LLC (“SVCP”), a Wholly-Owned Investment Sub (defined below) of TCPC;

•	36th Street Partners Capital, LLC (“36th Street”), a Joint Venture (as defined below);

•	TCPC Funding I, LLC (“TCPC Funding”), TCPC SBIC, LP (“TCPC SBIC”) and TCPC SBIC GP, LLC (“TCPC SBIC GP”), each of which is a Wholly-Owned Investment Sub of TCPC;

•	BlackRock Capital Investment Advisors, LLC (“BlackRock Capital Advisors”), an investment adviser registered under the Investment Advisers Act of 1940 (the “Advisers Act”), and its successors;

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

•	Tennenbaum Capital Partners, LLC (“TCP”), an investment adviser registered under the Advisers Act, and its successors;

•	SVOF/MM, LLC (“SVOF/MM,” and together with BlackRock Capital Advisors and TCP, the “Existing Advisers”), an investment adviser registered under the Advisers Act, and its successors;

•	BlackRock Advisors, LLC (“BAL”), an investment adviser that is registered under the Advisers Act, and its successors; and

•

The investment vehicles identified in Appendix A, each of which is a separate and distinct legal entity and would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (the “Existing Affiliated Entities,” and together with BCIC, BCSF, TCPC, SVCP, 36th Street, TCPC Funding, TCPC SBIC, TCPC SBIC GP, BlackRock Capital Advisors, TCP, SVOF/MM and BAL, the “Applicants”).[2]

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund3 and one or more Affiliated Entities4 to engage in Co-Investment Transactions5 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”6 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.7

[2]

All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

[3]

“Regulated Fund” means BCIC, BCSF, TCPC, the BDC Downstream Funds and the Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is an open-end or closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under Section 54(a) of the 1940 Act (a “BDC”), (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to Conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund that is a business development company, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund (and, in the case of a wholly-owned consolidated subsidiary that is licensed by the Small Business Administration (the “SBA”) to operate under the Small Business Investment Act of 1958, as amended (the “SBA Act”) as a small business investment company (an “SBIC”), maintain a license under the SBA Act and issue debentures guaranteed by the SBA); and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund that is a business development company, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). 36th Street is a Joint Venture. “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

[4]

“Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or any entity controlling, controlled by or under common control with an Adviser, that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the Conditions.

[5]	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.
[6]

“Adviser” means any Existing Adviser and any other investment adviser that is controlled by BlackRock Capital Advisors. The term “Adviser” also includes any internally managed Regulated Fund. The term Adviser does not include BAL or any other investment adviser to an Affiliated Entity or a Regulated Fund whose sub-adviser is an Adviser.

[7]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

II.	GENERAL DESCRIPTION OF THE APPLICANTS

A.	BCIC

BCIC is a Delaware corporation organized as a closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. BCIC was organized on April 13, 2005. BCIC has elected to be treated for federal income tax purposes as a regulated investment company (“RIC”) under Subchapter M of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). BCIC’s investment objective is to generate both current income and capital appreciation through debt and equity investments. BCIC has a seven member Board,8 of which six members are not “interested” persons of BCIC within the meaning of Section 2(a)(19).9

B.	BlackRock Credit Strategies Fund

BCSF is organized as a statutory trust under the laws of Delaware. BCSF was organized as a Delaware statutory trust on August 27, 2018 and commenced operations on February 28, 2019. BCSF is registered as a non-diversified, closed-end management investment company under the 1940 Act. BCSF’s investment objective is to seek to provide high income and attractive risk-adjusted returns. BAL serves as BCSF’s investment adviser and BlackRock Capital Advisors serves as one of BCSF’s sub-advisers and is responsible for the day-to-day management of the applicable portion of BCSF’s portfolio. BCSF has elected to be treated for federal income tax purposes as a RIC under Subchapter M of the Code. BCSF has a four member Board, of which three members are not “interested” persons of BCSF within the meaning of Section 2(a)(19).

(cont’d from previous page)

[8]	“Board” means the board of directors of an entity (or the equivalent).
[9]	The Board of each Future Regulated Fund will consist of a majority of members who are not “interested” persons of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

C.	TCPC, SVCP, 36th Street, TCPC Funding, TCPC SBIC, and TCPC SBIC GP

TCPC is a Delaware corporation organized as a closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. SVCP is a limited liability company under the laws of the State of Delaware. SVCP elected to be regulated as a BDC at the same time as TCPC; however, pursuant to approval from TCPC’s stockholders, withdrew its election to be regulated as a BDC on August 1, 2018. SVCP is a wholly-owned subsidiary of TCPC. TCPC has qualified and elected to be treated as a RIC under Subchapter M of the Code and intends to continue to qualify as a RIC in the future. TCPC’s investment objective is to achieve high total returns through current income and capital appreciation, with an emphasis on principal protection. TCPC has an eight member Board, of which six members are not “interested” persons of TCPC within the meaning of Section 2(a)(19).

36th Street is a joint venture between TCPC and an unaffiliated joint venture partner. 36th Street is structured as an unconsolidated Delaware limited liability company and was organized on October 29, 2015. 36th Street is managed by a Board, which is comprised of five members, two of whom that were selected by TCPC, two of whom that were selected by the unaffiliated joint venture partner and one of whom that was selected by TCPC and the unaffiliated joint venture partner.

TCPC Funding was formed as a limited liability company under the laws of the State of Delaware and is a wholly-owned subsidiary of SVCP.

TCPC SBIC was organized as a limited partnership under the laws of the state of Delaware on June 12, 2013, and submitted an application for a license to operate as an SBIC under the SBA Act, as amended with the SBA on June 28, 2013 and the application was accepted for filing on July 23, 2013. TCPC SBIC has the same investment objective and strategies as TCPC, as summarized above. TCPC SBIC is an SBIC. On April 17, 2014, TCPC SBIC received an SBIC license from the SBA. As a result, TCPC now has the ability to issue, through TCPC SBIC, debentures guaranteed by the SBA at favorable interest rates. TCPC SBIC will not be registered under the 1940 Act based on the exclusion from the definition of investment company contained in Section 3(c)(7). SVCP directly owns a 100% limited partnership interest in TCPC SBIC.

TCPC SBIC GP was organized as a limited liability company under the laws of the state of Delaware on June 12, 2013, and is a wholly-owned subsidiary of SVCP, which is the sole member of the TCPC SBIC GP. TCPC SBIC GP is the sole general partner of TCPC SBIC.

TCPC effectively controls TCPC SBIC because TCPC SBIC GP is a wholly-owned subsidiary of SVCP. TCPC’s Board may remove the managers of TCPC SBIC GP with or without cause, subject to SBA approval. Moreover, SVCP owns all of the limited partnership interests of TCPC SBIC, and believes that its oversight of TCPC SBIC is appropriate to protect TCPC’s interests. Accordingly, TCPC’s Board effectively has the power to exercise authority and provide oversight with respect to TCPC SBIC and will in fact exercise such authority and provide such oversight.

D.	BlackRock Capital Advisors

BlackRock Capital Advisors is an indirect wholly-owned subsidiary of BlackRock, Inc., which is a New York based global investment management firm. BlackRock Capital Advisors is a Delaware limited liability company and an investment adviser that is registered with the Commission under the Advisers Act. BlackRock Capital Advisors serves as investment adviser to BCIC and sub-adviser to BCSF. BlackRock Capital Advisors serves as the investment adviser to certain Existing Affiliated Entities.

E.	Tennenbaum Capital Partners, LLC

TCP is a wholly-owned subsidiary of BlackRock Capital Advisors. TCP, a Delaware limited liability company registered with the Commission under the Advisers Act, serves as the investment adviser to TCPC and TCPC SBIC. TCPC also serves as investment adviser to certain Existing Affiliated Entities.

F.	SVOF/MM, LLC

SVOF/MM is a controlled subsidiary of TCP, which is a wholly-owned subsidiary of BlackRock Capital Advisors. SVOF/MM is an investment adviser registered under the Advisers Act. Series H of SVOF/MM serves as TCPC’s administrator. Certain classes and series of SVOF/MM also serve as managing member, sub-adviser and/or investment adviser to certain Existing Affiliated Entities.

G.	BlackRock Advisors, LLC

BAL, a Delaware limited liability company that is registered with the Commission as an investment adviser under the Advisers Act, serves as the investment adviser to BCSF10 and may serve as the investment adviser to Future Regulated Funds and future Affiliated Entities that are sub-advised by an Adviser. BAL is an indirect wholly-owned subsidiary of BlackRock, Inc. As BlackRock, Inc. controls BAL, it may be deemed to control the Regulated Funds and the Affiliated Entities. However, BlackRock, Inc. is not a registered investment adviser and has not been included as an Applicant.

BlackRock Capital Advisors, as one of the sub-advisers to BCSF, will have the ability to monitor and comply with the terms and conditions set forth below in this Application (the “Conditions”) in respect of BCSF’s Co-Investment Transactions. However, as BAL is a Section 17 affiliate of the Existing Advisers, BAL has been added as an Applicant in order to be able to rely on the Order.

H.	Existing Affiliated Entities

TCP is the investment adviser to all the Existing Affiliated Entities, except for five of them, three of which have Series I of SVOF/MM as its investment adviser and the other two of which have BlackRock Capital Advisors as its investment adviser or sub-adviser. Series I of SVOF/MM also serves as sub-advisor to one Existing Affiliated Entity where TCP is the investment adviser. A complete list of the Existing Affiliated Entities is included in Appendix A.

III.	ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the Conditions, each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.	Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”11 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

[10]	For the avoidance of doubt, BAL will not be treated as an Adviser under the requested Order.
[11]

Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.	Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to an open- or closed-end fund or a BDC, respectively, including the sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). TCP is a wholly-owned subsidiary of BlackRock Capital Advisors and TCP controls SVOF/MM. Accordingly, with respect to the Existing Advisers, and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by BlackRock Capital Advisors, and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act.

C.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1.

Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.[12]

2.

Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,[13] of the Regulated Fund (“Required Majority”) will take the steps set forth in

[12]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.
[13]

Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act. For purposes of the Application, the term “financial interest” has the meaning given to it in Rule 17d-1(d)(5) of the 1940 Act.

Section 57(f) of the 1940 Act,[14] unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3.

Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.[15]

4.

No Remuneration. Any transaction fee[16] (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5.

Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will share its Co-Investment Policies with the Regulated Funds and will notify the Regulated Funds of any material changes thereto.[17]

(cont’d from previous page)

[14]

Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

[15]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.
[16]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.
[17]	The Affiliated Entities may adopt shared Co-Investment Allocation Policies.

6.	Dispositions:

(a)

Prior to any Disposition[18] by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b)

Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.[19]

7.	Board Oversight

(a)	Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b)

Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c)

Every year, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4) under the 1940 Act) will provide the Regulated Fund’s Board with a report on the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies. The Adviser and the chief compliance officer will also provide any additional information as the Board may request.

8.

Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).

[18]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.
[19]

“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.	Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B.	Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-1 by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V.	PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).20 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

[20]

See, e.g., ML-Lee Acquisition Fund, L.P., et al. (File No. 812-6674) Release No. IC-16001 (Sept. 23, 1987) (order), Release No. IC-15951 (Aug. 28, 1987) (notice); Apollo Investment Corporation, et al. (File No. 812-13754) Release No. IC-32057 (March 29, 2016) (order), Release No. IC-32019 (March 2, 2016) (notice); Ares Capital Corporation, et al. (File No. 812-13603) Release No. IC-32427 (Jan. 18, 2017) (order), Release No. IC-32399 (Dec. 21, 2016) (notice); Corporate Capital Trust, Inc., et al. (File No. 812-14408) Release No. IC-32683 (June 19, 2017) (order), Release No. IC-32642 (May 22, 2017) (notice); 1889 BDC, Inc., et al. (File No. 812-14682) Release No. IC-32753 (July 18, 2017) (order), Release No. IC-32687 (June 21, 2017) (notice); Barings Corporate Investors, et al. (File No. 812-14689) Release No. IC-32864 (Oct. 19, 2017) (order), Release No. IC-32822 (Sept. 20, 2017) (notice); and TCG BDC, Inc., et al. (File No. 812-14798) Release No. IC. 32969 (Jan. 17, 2018) (order), Release No. 32945 (Dec. 20, 2017) (notice).

VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application, the Notice and the Order to:

Laurence D. Paredes General Counsel BlackRock Capital Investment Corporation 40 East 52nd Street New York, NY 10022 (212) 810-5800

Howard M. Levkowitz

Managing Director

Tennenbaum Capital Partners, LLC

2951 28th Street, Suite 1000

Santa Monica, California 90405

(310) 566-1000

Elizabeth Greenwood

Managing Director

Tennenbaum Capital Partners, LLC

2951 28th Street, Suite 1000

Santa Monica, California 90405

(310) 566-1000

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Michael Hoffman Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Boards of BCIC, BCSF and TCPC pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that they have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 24th day of June, 2019.

BLACKROCK CAPITAL INVESTMENT CORPORATION

By:	/s/ Laurence D. Paredes
Name:	Laurence D. Paredes
Title:	General Counsel

BLACKROCK CREDIT STRATEGIES FUND

By:	/s/ John M. Perlowski
Name:	John M. Perlowski
Title:	President

BLACKROCK CAPITAL INVESTMENT ADVISORS, LLC

By:	/s/ Laurence D. Paredes
Name:	Laurence D. Paredes
Title:	Managing Director

BLACKROCK ADVISORS, LLC

By:	/s/ Laurence D. Paredes
Name:	Laurence D. Paredes
Title:	Managing Director

BLACKROCK DIRECT LENDING FUND IX-U (IRELAND), BLACKROCK DIRECT LENDING FUND IX-L (IRELAND)

By: BLACKROCK CAPITAL INVESTMENT
ADVISORS, LLC, its Investment Manager

By:	/s/ Laurence D. Paredes
Name:	Laurence D. Paredes
Title:	Managing Director

BLACKROCK TCP CAPITAL CORP.

By:	/s/ Howard M. Levkowitz
Name:	Howard M. Levkowitz
Title:	Chief Executive Officer and Director

SPECIAL VALUE CONTINUATION PARTNERS LLC

By:	/s/ Howard M. Levkowitz
Name:	Howard M. Levkowitz
Title:	Chief Executive Officer and Director

36TH STREET PARTNERS CAPITAL, LLC

By:	/s/ Rajneesh Vig
Name:	Rajneesh Vig
Title:	Director

TENNENBAUM CAPITAL PARTNERS, LLC

By:	/s/ Howard M. Levkowitz
Name:	Howard M. Levkowitz
Title:	Managing Director

TENNENBAUM OPPORTUNITIES PARTNERS V, LP, TENNENBAUM OPPORTUNITIES FUND V, LLC, TENNENBAUM HEARTLAND CO-INVEST, LP, SEB DIP INVESTOR, LP, SPECIAL VALUE EXPANSION FUND, LLC, SPECIAL VALUE OPPORTUNITIES FUND, LLC, SVOF/MM, LLC, TCP DIRECT LENDING FUND VIII-S, LLC, TCP DIRECT LENDING FUND VIII-T, LLC, TCP DLF VIII 2018 CLO LLC, TCP ENHANCED YIELD FUNDING I, LLC, TCP RAINIER, LLC, TCP DIRECT LENDING FUND VIII, LLC, TCP DIRECT LENDING FUND VIII-L, LLC, TCP DIRECT LENDING FUND VIII-A, LLC, TCPC SBIC, LP, TENNENBAUM ENERGY OPPORTUNITIES CO., LLC, TENNENBAUM ENERGY OPPORTUNITIES FUND, LP, TENNENBAUM ENHANCED YIELD FUND I, LLC, TENNENBAUM OPPORTUNITIES FUND VI, LLC, TCP WATERMAN FUND, LLC, TENNENBAUM SENIOR LOAN FUND III, LP, TENNENBAUM SENIOR LOAN FUNDING III, LLC, TENNENBAUM SENIOR LOAN FUND IV-A, LP, TENNENBAUM SENIOR LOAN FUND IV-B, LP, TENNENBAUM SPECIAL SITUATIONS FUND IX, LLC, TENNENBAUM SPECIAL SITUATIONS FUND IX-A, LLC, TENNENBAUM SPECIAL SITUATIONS FUND IX-S, L.P., TENNENBAUM SENIOR LOAN FUND II, LP, TENNENBAUM SENIOR LOAN FUND V, LLC, TCPC FUNDING I, LLC, TENNENBAUM ENHANCED YIELD OPERATING I, LLC, TCP WATERMAN CLO, LLC, TENNENBAUM SENIOR LOAN OPERATING III, LLC, TENNENBAUM SENIOR LOAN SPV IV-A, LLC, TCPC SBIC GP, LLC, TCP DIRECT LENDING FUND VIII-N, LLC

By:	/s/ Howard M. Levkowitz
Name:	Howard M. Levkowitz
Title:	Managing Director

TCP DIRECT LENDING FUND VIII – L (IRELAND), TCP DIRECT LENDING FUND VIII – U (IRELAND), TENNENBAUM SPECIAL SITUATIONS IX-C, L.P., TENNENBAUM SPECIAL SITUATIONS IX-O, L.P.

By:	TENNENBAUM CAPITAL PARTNERS, LLC, its Investment Manager

By:	/s/ Howard M. Levkowitz
Name:	Howard M. Levkowitz
Title:	Managing Director

TCP WHITNEY CLO, LTD

By:	SERIES I OF SVOF/MM, LLC, its Investment Manager

By:	/s/ Howard M. Levkowitz
Name:	Howard M. Levkowitz
Title:	Chief Executive Officer and Director

TCP WHITNEY CLO, LLC

By:	TCP WHITNEY CLO, LTD., Sole Member
By:	SERIES I OF SVOF/MM, LLC, its Investment Manager

By:	/s/ Howard M. Levkowitz
Name:	Howard M. Levkowitz
Title:	Chief Executive Officer and Director

VERIFICATION

The undersigned states that he has duly executed the attached application dated as of June 24, 2019 for and on behalf of each entity listed below; that he is the authorized person of each such entity; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

BLACKROCK CAPITAL INVESTMENT CORPORATION

By:	/s/ Laurence D. Paredes
Name:	Laurence D. Paredes
Title:	General Counsel

BLACKROCK CREDIT STRATEGIES FUND

By:	/s/ John M. Perlowski
Name:	John M. Perlowski
Title:	President

BLACKROCK CAPITAL INVESTMENT ADVISORS, LLC

By:	/s/ Laurence D. Paredes
Name:	Laurence D. Paredes
Title:	Managing Director

BLACKROCK ADVISORS, LLC

By:	/s/ Laurence D. Paredes
Name:	Laurence D. Paredes
Title:	Managing Director

BLACKROCK DIRECT LENDING FUND IX-U (IRELAND), BLACKROCK DIRECT LENDING FUND IX-L (IRELAND)

By: BLACKROCK CAPITAL INVESTMENT ADVISORS, LLC, its Investment Manager

By:	/s/ Laurence D. Paredes
Name:	Laurence D. Paredes
Title:	Managing Director

BLACKROCK TCP CAPITAL CORP.

By:	/s/ Howard M. Levkowitz
Name:	Howard M. Levkowitz
Title:	Chief Executive Officer and Director

SPECIAL VALUE CONTINUATION PARTNERS LLC

By:	/s/ Howard M. Levkowitz
Name:	Howard M. Levkowitz
Title:	Chief Executive Officer and Director

36TH STREET PARTNERS CAPITAL, LLC

By:	/s/ Rajneesh Vig
Name:	Rajneesh Vig
Title:	Director

TENNENBAUM CAPITAL PARTNERS, LLC

By:	/s/ Howard M. Levkowitz
Name:	Howard M. Levkowitz
Title:	Managing Director

TENNENBAUM OPPORTUNITIES PARTNERS V, LP, TENNENBAUM OPPORTUNITIES FUND V, LLC, TENNENBAUM HEARTLAND CO-INVEST, LP, SEB DIP INVESTOR, LP, SPECIAL VALUE EXPANSION

FUND, LLC, SPECIAL VALUE OPPORTUNITIES FUND, LLC, SVOF/MM, LLC, TCP DIRECT LENDING FUND VIII-S, LLC, TCP DIRECT LENDING FUND VIII-T, LLC, TCP DLF VIII 2018 CLO LLC, TCP ENHANCED YIELD FUNDING I, LLC, TCP RAINIER, LLC, TCP DIRECT LENDING FUND VIII, LLC, TCP DIRECT LENDING FUND VIII-L, LLC, TCP DIRECT LENDING FUND VIII-A, LLC, TCPC SBIC, LP, TENNENBAUM ENERGY OPPORTUNITIES CO., LLC, TENNENBAUM ENERGY OPPORTUNITIES FUND, LP, TENNENBAUM ENHANCED YIELD FUND I, LLC, TENNENBAUM OPPORTUNITIES FUND VI, LLC, TCP WATERMAN FUND, LLC, TENNENBAUM SENIOR LOAN FUND III, LP, TENNENBAUM SENIOR LOAN FUNDING III, LLC, TENNENBAUM SENIOR LOAN FUND IV-A, LP, TENNENBAUM SENIOR LOAN FUND IV-B, LP, TENNENBAUM SPECIAL SITUATIONS FUND IX, LLC, TENNENBAUM SPECIAL SITUATIONS FUND IX-A, LLC, TENNENBAUM SPECIAL SITUATIONS FUND IX-S, L.P., TENNENBAUM SENIOR LOAN FUND II, LP, TENNENBAUM SENIOR LOAN FUND V, LLC, TCPC FUNDING I, LLC, TENNENBAUM ENHANCED YIELD OPERATING I, LLC, TCP WATERMAN CLO, LLC, TENNENBAUM SENIOR LOAN OPERATING III, LLC, TENNENBAUM SENIOR LOAN SPV IV-A, LLC, TCPC SBIC GP, LLC, TCP DIRECT LENDING FUND VIII-N, LLC

By:	/s/ Howard M. Levkowitz
Name:	Howard M. Levkowitz
Title:	Managing Director

TCP DIRECT LENDING FUND VIII – L (IRELAND), TCP DIRECT LENDING FUND VIII – U (IRELAND), TENNENBAUM SPECIAL SITUATIONS IX-C, L.P., TENNENBAUM SPECIAL SITUATIONS IX-O, L.P.

By: TENNENBAUM CAPITAL PARTNERS, LLC, its Investment Manager

By:	/s/ Howard M. Levkowitz
Name:	Howard M. Levkowitz
Title:	Managing Director

TCP WHITNEY CLO, LTD

By: SERIES I OF SVOF/MM, LLC, its Investment Manager

By:	/s/ Howard M. Levkowitz
Name:	Howard M. Levkowitz
Title:	Chief Executive Officer and Director

TCP WHITNEY CLO, LLC

By: TCP WHITNEY CLO, LTD., Sole Member
By: SERIES I OF SVOF/MM, LLC, its Investment Manager

By:	/s/ Howard M. Levkowitz
Name:	Howard M. Levkowitz
Title:	Chief Executive Officer and Director

APPENDIX A

All Existing Affiliated Entities are advised by an Adviser as set forth below:

A. Adviser is BlackRock Capital Advisors:

1.	BLACKROCK DIRECT LENDING FUND IX-U (IRELAND)

2.	BLACKROCK DIRECT LENDING FUND IX-L (IRELAND)

B. Adviser is Series I of SVOF/MM, LLC

1.	TCP DLF VIII 2018 CLO LLC

2.	TCP RAINIER, LLC

3.	TCP WHITNEY CLO, LTD.[21]

C. Adviser is Tennenbaum Capital Partners, LLC

1.	TENNENBAUM OPPORTUNITIES PARTNERS V, LP

2.	TENNENBAUM OPPORTUNITIES FUND V, LLC

3.	TENNENBAUM HEARTLAND CO-INVEST, LP

4.	SEB DIP INVESTOR, LP

5.	SPECIAL VALUE EXPANSION FUND, LLC

6.	SPECIAL VALUE OPPORTUNITIES FUND, LLC

7.	TCP DIRECT LENDING FUND VIII – L (IRELAND)[22]

8.	TCP DIRECT LENDING FUND VIII – U (IRELAND)

9.	TCP DIRECT LENDING FUND VIII-S, LLC

10.	TCP DIRECT LENDING FUND VIII-T, LLC

11.	TCP ENHANCED YIELD FUNDING I, LLC

12.	TCP DIRECT LENDING FUND VIII, LLC

13.	TCP DIRECT LENDING FUND VIII-L, LLC

14.	TCP DIRECT LENDING FUND VIII-A, LLC

15.	TENNENBAUM ENERGY OPPORTUNITIES CO., LLC

16.	TENNENBAUM ENERGY OPPORTUNITIES FUND, LP

17.	TENNENBAUM ENHANCED YIELD FUND I, LLC

18.	TENNENBAUM OPPORTUNITIES FUND VI, LLC,

19.	TCP WATERMAN FUND,LLC

[21]	TCP Whitney CLO, LLC is a wholly-owned subsidiary of TCP Whitney CLO Ltd. TCP Whitney CLO, LLC does not have an investment advisor.
[22]	SVOF/MM, LLC serves as sub-advisor.

A-1

20.	TENNENBAUM SENIOR LOAN FUND III, LP

21.	TENNENBAUM SENIOR LOAN FUNDING III, LLC

22.	TENNENBAUM SENIOR LOAN FUND IV-A, LP

23.	TENNENBAUM SENIOR LOAN FUND IV-B, LP

24.	TENNENBAUM SPECIAL SITUATIONS FUND IX, LLC

25.	TENNENBAUM SPECIAL SITUATIONS FUND IX-A, LLC

26.	TENNENBAUM SPECIAL SITUATIONS IX-C, L.P.

27.	TENNENBAUM SPECIAL SITUATIONS IX-O, L.P.

28.	TENNENBAUM SPECIAL SITUATIONS FUND IX-S, L.P.

29.	TENNENBAUM SENIOR LOAN FUND II, LP

30.	TENNENBAUM SENIOR LOAN FUND V, LLC

31.	TENNENBAUM ENHANCED YIELD OPERATING I, LLC

32.	TCP WATERMAN CLO, LLC

33.	TENNENBAUM SENIOR LOAN OPERATING III, LLC

34.	TENNENBAUM SENIOR LOAN SPV IV-A, LLC

35.	TCP DIRECT LENDING FUND VIII-N, LLC

A-2

APPENDIX B

Resolutions of the Board of Trustees of

BlackRock Capital Investment Corporation

WHEREAS, the Board of Directors (the “Board”) of BlackRock Capital Investment Corporation (the “Company”) deems it advisable and in the best interest of the Company to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act (the “Application”);

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed on behalf of the Company and in its name to prepare, execute, and cause to be filed with the Commission the Application, substantially in the form presented to the Board, and any amendments thereto; and it is

FURTHER RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

B-1

Resolutions Adopted by the Board of Directors of

BLACKROCK TCP CAPITAL CORP.

WHEREAS, the Board of Directors (the “Board”) of BlackRock TCP Capital Corp. (the “Company”) deems it advisable and in the best interest of the Company to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act (the “Application”);

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed on behalf of the Company and in its name to prepare, execute, and cause to be filed with the Commission the Application, substantially in the form presented to the Board, and any amendments thereto; and it is

FURTHER RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

B-2

Resolutions Adopted by the Board of Trustees

BLACKROCK CREDIT STRATEGIES FUND

WHEREAS, the Board of Trustees (the “Board”) of BlackRock Credit Strategies Fund (the “Trust”) deems it advisable and in the best interest of the Trust to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act (the “Application”);

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized and directed on behalf of the Trust and in its name to prepare, execute, and cause to be filed with the Commission the Application, substantially in the form presented to the officers of the Trust, and any amendments thereto; and it is

FURTHER RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

B-3